Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” and to the incorporation by reference in this Amendment No. 1 to the Registration Statement on Form S-1 of our auditors’ report dated May 13, 2020 relating to the consolidated financial statements of Sphere 3D Corp. (the “Company”) for the year ended December 31, 2019 (which expresses an unqualified opinion and includes explanatory paragraphs relating to the condition and events that raise substantial doubt on the Company’s ability to continue as a going concern and adoption of new accounting principles) which report was included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2019 filed with the Securities and Exchange Commission.

/s/ Smythe LLP

Chartered Professional Accountants

Vancouver, Canada

June 25, 2020